November 7, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:         Solaris Oilfield Infrastructure, Inc.

Registration Statement on Form S-1

Filed November 7, 2017

File No. 333-221389

Ladies and Gentlemen:

On behalf of Solaris Oilfield Infrastructure, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:45 p.m., Washington, D.C. time, on November 9, 2017, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

SOLARIS OILFIELD INFRASTRUCTURE, INC.

By:	/s/ Kyle S. Ramachandran
Kyle S. Ramachandran
Chief Financial Officer

cc:          Douglas E. McWilliams, Vinson & Elkins L.L.P.

Ryan J. Maierson, Latham & Watkins LLP

Thomas G. Brandt, Latham & Watkins LLP